FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from July 1, 2017 to July 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 10, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2017 to July 31, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on August 10, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of July 31, 2017
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)		100,000,000	80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—
Total	—	0	0
Aggregate shares repurchased as of the end of this reporting month		0	0
Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

			as of July 31, 2017
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) July 24	40	26,688
Subtotal	—	40	26,688
Other (exercise of stock acquisition rights)	(Date) July 3 July 4 July 5 July 6 July 7 July 10 July 11 July 12 July 13 July 14 July 18 July 19 July 20 July 21 July 24 July 25 July 26 July 27 July 28 July 31	81,800 17,300 54,700 15,000 19,000 12,000 20,900 104,600 101,500 20,700 62,200 9,300 119,000 22,900 4,000 6,000 10,000 42,000 2,000 18,100	3,865,800 5,343,300 1,946,700 7,110,000 2,384,000 4,635,000 4,050,900 5,985,600 8,615,500 4,101,700 6,875,200 9,300 5,566,000 3,928,900 1,896,000 479,000 4,740,000 7,870,000 948,000 909,100
Subtotal	—	743,000	81,260,000
Total	—	743,040	81,286,688

3.	Status of shares held in treasury

as of July 31, 2017
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	273,964,064